Exhibit 99.1

GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 33300032266 MATERIAL FACT We announce that in the Board of Directors Meeting of GERDAU S.A. held on January 8th, 2018, in accordance with its bylaws and CVM Instructions 10/80 and 268/97, decided to authorize the Company to acquire shares of its own issue. Purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) held in treasury, (iii) cancellation or (iv) subsequent sale on the market. The acquisitions will be carried out supported from its existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction. Number of shares to be acquired: up to 10,000,000 preferred shares (GGBR4) or American Depositary Receipts – ADRs (GGB), representing in aggregate approximately 0.96% of the preferred shares comprising the free-float, which on November 30th, 2017 totaled 1,040,867,403 shares. Acquisition period: from January 9th, 2018, for a maximum period of three months, until April 9th, 2018. The transactions will be carried out on the stock exchanges of São Paulo and New York, at market prices, through the intermediation of the following brokerages: - Itaú Corretora de Valores S.A. Avenida Faria Lima, 3.500, 3º andar, Itaim Bibi, São Paulo, SP; - Bradesco S.A. Corretora de Títulos e Valores Mobiliários Avenida Paulista, 1.450, 7°andar, Bela Vista, São Paulo, SP; and - Merrill Lynch, Pierce, Fenner & Smith Inc Bank of America Tower One, Bryant Park 8th Floor, New York, NY, 10036. Rio de Janeiro, January 9th, 2018. Harley Lorentz Scardoelli Executive Vice President Investor Relations Director